2500, 101 – 6th Avenue SW

Calgary, AB T2P 3P4

Phone (403) 264-6161

Fax (403) 266-3069

Gentry Announces Normal Course Issuer Bid

Calgary, Alberta, October 11, 2007 - Gentry Resources Ltd. is pleased to announce that it intends to make a normal course issuer bid through the facilities of the TSX to buy up to 2,500,000 of its issued and outstanding Common Shares.  This amount represents less than 5% of the 55,095,515 issued and outstanding common shares of Gentry as at October 10, 2007.  The bid will commence October 15, 2007 and expire October 14, 2008 and any shares acquired pursuant to the bid will be cancelled.

During the previous twelve-month period, Gentry purchased, pursuant to a previous normal course issuer bid, 333,000 common shares at an average price of $3.49 per share.  These shares were subsequently cancelled.

Gentry’s reasoning for the normal course issuer bid is that from time to time the market price of Gentry’s Common Shares may not reflect the underlying value of such shares and that, at such times, the purchase of Common Shares for cancellation will increase the proportionate interest of, and be advantageous to, all remaining shareholders.  In addition, any purchases made by Gentry will afford increased liquidity to those shareholders of the Corporation who may wish to dispose of their Common Shares.

Disclaimer:  Statements in this press release may contain forward-looking statements, including management’s assessment of future plans and operations and including expectations of future production and capital expenditures.  These statements are based on current expectations that involved numerous risks and uncertainties, which will cause actual results to differ from those anticipated.  These risks include, but are not limited to:  the risks of the oil and gas industry (e.g. operational risks in exploration, development and production; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), and price fluctuation.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

For Details, Contact:

Hugh Ross, President & Chief Executive Officer

(403) 264-6161

Ketan Panchmatia, Chief Financial Officer

(403) 264-6161

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com

TSX Symbol:  GNY